UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Under the Securities Exchange Act of 1934

Zayo Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919V105

(CUSIP Number)

David Maryles

Managing Director, Legal & Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc. (TIN: 32-0174431)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory clients.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,905,908 (*)
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 12,140,295 (*)
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,140,295 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) HC

*	See Item 5 herein. All beneficial ownership information is as of May 15, 2019.
**	See Item 5 herein. Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, there were 235,583,764 shares of Common Stock issued and outstanding as of May 7, 2019.

CUSIP No. 98919V105	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.001 per share (“Shares”), of Zayo Group Holdings, Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1821 30th Street, Unit A, Boulder, CO 80301.

Item 2. Identity and Background.

This Schedule is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

Certain of the securities reported herein were previously included in a statement on Schedule 13G filed by BlackRock on February 8, 2019. BlackRock did not acquire any beneficial ownership of Shares with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of the Schedule with respect to the Issuer. BlackRock subsidiaries, as the investment advisers to certain client accounts, hold Shares in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of the Schedule with respect to the Issuer. Therefore, BlackRock does not believe that it is required to file the Schedule pursuant to Rule 13d-1 under the Act, however, BlackRock is voluntarily filing this Schedule because certain of its other affiliates entered into the transactions described in Item 4 below.

(a) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e)

During the last five years, none of BlackRock or, to the best of its knowledge, any of the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Annex B, attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of May 15, 2019, BlackRock, in its role as the ultimate parent of investment advisers to certain client accounts, held beneficial ownership of 12,140,295 Shares acquired prior to such date for an aggregate purchase price of $378,088,272.88. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of BlackRock’s investment adviser subsidiaries.

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Item 4. Purpose of Transaction.

All of the Shares of the Issuer were acquired for investment purposes by funds and accounts for which certain of BlackRock’s subsidiaries act as investment advisers.

On May 8, 2019, certain funds managed by subsidiaries of BlackRock entered into subscription documents (the “Subscription Agreements”) for the purchase of limited partnership interests in DC Front Range Holdings I, LP, a Delaware limited partnership (“DC Front Range”). Pursuant to the Subscription Agreements, such funds managed by subsidiaries of BlackRock agreed to contribute in the aggregate approximately $96.6 million to DC Front Range at the effective time (the “Effective Time”) of the Merger (as defined below) to fund the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated May 8, 2019 by and the Issuer, Front Range TopCo, Inc. (“Parent”), a Delaware corporation, and Front Range BidCo, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. DC Front Range is an investment vehicle sponsored by Digital Colony GP, LLC, which is a joint venture between Colony Capital Operating Company, LLC (“CCOC”), an entity managed by Colony Capital, Inc. (“Colony Capital”), and Digital Bridge Holdings, LLC. As a result, BlackRock may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with Colony Capital and CCOC. BlackRock disclaims any membership or participation in a “group” with Colony Capital and/or its affiliates and further disclaims beneficial ownership of any Shares beneficially owned by Colony Capital and/or its affiliates, including 25,000 Shares believed to be beneficially owned by Colony Capital and/or its affiliates on the date hereof.

Pursuant to the Merger Agreement, at the Effective Time, each Share that is outstanding immediately prior to such time (other than (i) Shares owned by Parent, Merger Sub, the Issuer (including any Shares held in the treasury of the Issuer) or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Issuer, or (ii) Shares held by stockholders of the Issuer who have not voted in favor of the Merger (and who are entitled to demand and properly demand their statutory rights of appraisal in accordance with the Delaware General Corporation Law) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $35.00 per share without interest. Consummation of the Merger is subject to certain customary closing conditions, including, without limitation, obtaining the required Company stockholder approval, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, review and clearance by the Committee on Foreign Investment in the United States, certain foreign antitrust regulatory approvals and certain other filings and approvals.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule, and incorporated herein by reference.

The entry into the Subscription Agreements by certain funds managed by subsidiaries of BlackRock, none of which own Shares, will not restrict BlackRock’s subsidiaries’ exercise of investment or voting power with respect to the Shares to which this Schedule relates.

Except as set forth in this Schedule, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of the Schedule. Each of BlackRock’s advisory subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and BlackRock expects that such subsidiaries may from time to time acquire or dispose of Shares or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s advisory subsidiaries; (iv) other investment and business opportunities available to BlackRock’s advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s advisory subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of BlackRock to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference. In addition, pursuant to Section 13(d)(3) of the Act, BlackRock and Colony Capital and/or its affiliates may on the basis of the facts described elsewhere herein be considered to be a “group.” BlackRock disclaims any

4

membership or participation in a “group” with Colony Capital and/or its affiliates and further disclaims beneficial ownership of any Shares beneficially owned by Colony Capital and/or its affiliates, including 25,000 Shares believed to be beneficially owned by Colony Capital and/or its affiliates on the date hereof.

The Shares beneficially owned by BlackRock include Shares beneficially owned by its subsidiaries, including BlackRock (Luxembourg) S.A., BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock International Limited, BlackRock Investment Management (UK) Limited, and BlackRock Investment Management, LLC, none of which beneficially owns in excess of 5% of the outstanding Shares.

Except as set forth herein, neither BlackRock nor, to the knowledge of BlackRock, the Covered Persons beneficially own any Shares as of May 15, 2019.

(c) Annex C, attached hereto, sets forth transactions in the Shares that were effected during the 60-day period ended May 15, 2019. The transactions in the Shares described on Annex C were effected on securities exchanges unless otherwise indicated therein.

Except as set forth in this Schedule, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any Shares during the 60-day period ended May 15, 2019.

(d) Except for investment advisory clients of BlackRock’s subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of BlackRock, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to Shares that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1.	Form of Subscription Agreement, dated May 8, 2019.

2.	Power of Attorney, dated January 2, 2019, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on February 8, 2019 (SEC file number 005-88645)).

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2019

BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-in-Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Position	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Geraldine Buckingham	Senior Managing Director and Head of Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	Australia

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director, Global Head of Multi-Asset Strategies & Global Fixed Income	55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	400 Howard Street San Francisco, CA 94105	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	40 East 52nd Street New York, NY 10028	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Jeffrey A. Smith	Senior Managing Director and Global Head of Human Resources	East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director, Head of International and Corporate Strategy	East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William S. Demchak	The PNC Financial Services Group, Inc. - President, Chairman and Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

Jessica Einhorn	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation - Executive Vice President of Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Sir Deryck Maughan	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Cheryl D. Mills	BlackIvy Group - Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. - Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Annex B

On January 17, 2017, BlackRock reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Act and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.

B-1

Annex C

Transactions in Shares

(60-day period ended on May 15, 2019)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	March 18, 2019	210	28.30	BUY	ETF Create
BlackRock Fund Advisors	March 18, 2019	1,059	28.30	BUY	ETF Create
BlackRock Fund Advisors	March 18, 2019	-140	28.30	SELL	ETF Redeem
BlackRock Fund Advisors	March 18, 2019	5,456	28.30	BUY	ETF Create
BlackRock Fund Advisors	March 18, 2019	1,005	28.30	BUY	ETF Create
BlackRock Fund Advisors	March 18, 2019	-1,984	28.30	SELL	ETF Redeem
BlackRock Fund Advisors	March 18, 2019	1,412	28.30	BUY	ETF Create
BlackRock Fund Advisors	March 18, 2019	-1,696	28.31	SELL	SELL
BlackRock Asset Management Ireland Limited	March 19, 2019	13	27.91	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 19, 2019	134	27.91	BUY	BUY
BlackRock Fund Advisors	March 19, 2019	378	27.91	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 19, 2019	43	27.91	BUY	BUY
BlackRock Fund Advisors	March 19, 2019	126	27.91	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 19, 2019	102	27.91	BUY	BUY
BlackRock Fund Advisors	March 19, 2019	-980	27.91	SELL	ETF Redeem
BlackRock Fund Advisors	March 19, 2019	280	27.91	BUY	ETF Create
BlackRock Fund Advisors	March 19, 2019	335	27.91	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 19, 2019	55	27.91	BUY	BUY
BlackRock Fund Advisors	March 19, 2019	87	27.91	BUY	BUY
BlackRock Asset Management Ireland Limited	March 19, 2019	830	27.91	BUY	BUY
BlackRock Fund Advisors	March 19, 2019	2,118	27.91	BUY	ETF Create
BlackRock Fund Advisors	March 19, 2019	260	27.91	BUY	ETF Create
BlackRock Fund Advisors	March 19, 2019	335	27.91	BUY	ETF Create
BlackRock Fund Advisors	March 19, 2019	276	27.91	BUY	ETF Create
BlackRock Fund Advisors	March 19, 2019	977	27.91	BUY	BUY
BlackRock Asset Management Canada Limited	March 19, 2019	120	27.91	BUY	ETF Create
BlackRock Fund Advisors	March 19, 2019	-264	27.91	SELL	ETF Redeem
BlackRock Fund Advisors	March 19, 2019	-528	27.91	SELL	ETF Redeem
BlackRock Investment Management, LLC	March 19, 2019	-763	27.91	SELL	SELL
BlackRock Financial Management, Inc.	March 20, 2019	7,995	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	536	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	1,990	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	1,412	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	-6,746	27.90	SELL	SELL
BlackRock Fund Advisors	March 20, 2019	-995	27.90	SELL	ETF Redeem

BlackRock Fund Advisors	March 20, 2019	-107	27.90	SELL	SELL
BlackRock Fund Advisors	March 20, 2019	-988	27.90	SELL	ETF Redeem
BlackRock Fund Advisors	March 20, 2019	-670	27.90	SELL	ETF Redeem
BlackRock Fund Advisors	March 20, 2019	706	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	-13,130	27.90	SELL	SELL
BlackRock Fund Advisors	March 20, 2019	491	27.90	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 20, 2019	-7,995	27.90	SELL	ETF Redeem
BlackRock Fund Advisors	March 20, 2019	335	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	-7,179	27.90	SELL	SELL
BlackRock Fund Advisors	March 20, 2019	-128	27.90	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	March 20, 2019	238	27.90	BUY	BUY
BlackRock Fund Advisors	March 20, 2019	-1,776	27.90	SELL	SELL
BlackRock Fund Advisors	March 20, 2019	1,964	27.90	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2019	-421	27.90	SELL	SELL
BlackRock Fund Advisors	March 20, 2019	-491	27.90	SELL	ETF Redeem
BlackRock Fund Advisors	March 20, 2019	-15,001	27.90	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 20, 2019	-211	27.93	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 21, 2019	-3,301	28.50	SELL	SELL
BlackRock Investment Management, LLC	March 21, 2019	637	28.60	BUY	BUY
BlackRock Fund Advisors	March 21, 2019	384	28.60	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 21, 2019	1,288	28.60	BUY	BUY
BlackRock Fund Advisors	March 21, 2019	246	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	706	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	-1,722	28.60	SELL	ETF Redeem
BlackRock Fund Advisors	March 21, 2019	4,910	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	402	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	2,118	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	1,412	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	-995	28.60	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	March 21, 2019	192	28.60	BUY	BUY
BlackRock Fund Advisors	March 21, 2019	536	28.60	BUY	ETF Create
BlackRock Fund Advisors	March 21, 2019	134	28.60	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 21, 2019	306	28.60	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 22, 2019	-3,463	28.47	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 22, 2019	5,318	28.29	BUY	BUY
BlackRock Fund Advisors	March 22, 2019	-335	28.29	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	March 22, 2019	150	28.29	BUY	BUY
BlackRock Asset Management Ireland Limited	March 22, 2019	1,116	28.29	BUY	BUY

BlackRock Asset Management Canada Limited	March 22, 2019	240	28.29	BUY	ETF Create
BlackRock Fund Advisors	March 22, 2019	1,964	28.29	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 22, 2019	340	28.29	BUY	BUY
BlackRock Fund Advisors	March 22, 2019	-365	28.29	SELL	SELL
BlackRock Fund Advisors	March 22, 2019	506	28.29	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 22, 2019	790	28.29	BUY	BUY
BlackRock Fund Advisors	March 22, 2019	82	28.29	BUY	ETF Create
BlackRock Fund Advisors	March 22, 2019	-335	28.29	SELL	ETF Redeem
BlackRock Fund Advisors	March 22, 2019	353	28.29	BUY	ETF Create
BlackRock Fund Advisors	March 22, 2019	-11,784	28.29	SELL	ETF Redeem
BlackRock Fund Advisors	March 22, 2019	-2,688	28.29	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 25, 2019	-520	27.96	SELL	SELL
BlackRock Asset Management Canada Limited	March 25, 2019	120	27.96	BUY	ETF Create
BlackRock Fund Advisors	March 25, 2019	-670	27.96	SELL	ETF Redeem
BlackRock Fund Advisors	March 25, 2019	19	27.96	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 25, 2019	90	27.96	BUY	BUY
BlackRock Fund Advisors	March 25, 2019	1,765	27.96	BUY	ETF Create
BlackRock Fund Advisors	March 25, 2019	402	27.96	BUY	ETF Create
BlackRock Fund Advisors	March 25, 2019	275	27.96	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 25, 2019	-290	27.96	SELL	SELL
BlackRock Fund Advisors	March 25, 2019	-1,964	27.96	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 25, 2019	-2,126	28.01	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 25, 2019	-166	27.96	SELL	SELL
BlackRock Fund Advisors	March 25, 2019	494	27.96	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 26, 2019	-1,373	28.42	SELL	SELL
BlackRock Investment Management, LLC	March 26, 2019	179	28.30	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 26, 2019	-8,337	28.42	SELL	SELL
BlackRock Fund Advisors	March 26, 2019	201	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	-1,473	28.68	SELL	ETF Redeem
BlackRock Fund Advisors	March 26, 2019	335	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	180	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	12,002	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	264	28.68	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 26, 2019	-1,783	28.58	SELL	SELL
BlackRock Fund Advisors	March 26, 2019	-82	28.68	SELL	ETF Redeem
BlackRock Fund Advisors	March 26, 2019	988	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	-995	28.68	SELL	ETF Redeem

BlackRock Fund Advisors	March 26, 2019	706	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	1,100	28.68	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 26, 2019	-1,473	28.58	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 26, 2019	-714	28.58	SELL	SELL
BlackRock Fund Advisors	March 26, 2019	1,964	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	2,118	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	2,475	28.68	BUY	ETF Create
BlackRock Fund Advisors	March 26, 2019	335	28.68	BUY	ETF Create
BlackRock Asset Management Canada Limited	March 26, 2019	-120	28.68	SELL	ETF Redeem
BlackRock Fund Advisors	March 26, 2019	-4,975	28.68	SELL	ETF Redeem
BlackRock Fund Advisors	March 27, 2019	-982	28.42	SELL	ETF Redeem
BlackRock Fund Advisors	March 27, 2019	-353	28.42	SELL	ETF Redeem
BlackRock Fund Advisors	March 27, 2019	109	28.33	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 27, 2019	1,472	28.42	BUY	BUY
BlackRock Asset Management Canada Limited	March 27, 2019	-120	28.42	SELL	ETF Redeem
BlackRock Fund Advisors	March 27, 2019	1,059	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 27, 2019	1,412	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 27, 2019	-115	28.42	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 27, 2019	-1,414	28.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 27, 2019	-520	28.39	SELL	SELL
BlackRock Fund Advisors	March 27, 2019	1,059	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 27, 2019	-2,985	28.42	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 27, 2019	-451	28.38	SELL	SELL
BlackRock Fund Advisors	March 27, 2019	3,437	28.42	BUY	ETF Create
BlackRock Asset Management Ireland Limited	March 27, 2019	180	28.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 27, 2019	-2,523	28.42	SELL	SELL
BlackRock Fund Advisors	March 27, 2019	1,765	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 27, 2019	706	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 27, 2019	335	28.42	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 27, 2019	-1,472	28.42	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 27, 2019	-1,166	28.38	SELL	SELL
BlackRock Fund Advisors	March 27, 2019	1,765	28.42	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 27, 2019	-2,366	28.39	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 28, 2019	-642	28.26	SELL	SELL

BlackRock Fund Advisors	March 28, 2019	706	28.26	BUY	ETF Create
BlackRock Fund Advisors	March 28, 2019	2,824	28.26	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	March 28, 2019	-141	28.28	SELL	SELL
BlackRock Asset Management Ireland Limited	March 28, 2019	421	28.26	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 28, 2019	-1,566	28.27	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 28, 2019	-4,657	28.27	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 28, 2019	-879	28.26	SELL	SELL
BlackRock Fund Advisors	March 28, 2019	184	28.26	BUY	ETF Create
BlackRock Fund Advisors	March 28, 2019	460	28.26	BUY	ETF Create
BlackRock Asset Management Canada Limited	March 28, 2019	499	28.26	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 28, 2019	-4,223	28.26	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 28, 2019	-4,565	28.28	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 28, 2019	-698	28.27	SELL	SELL
BlackRock Asset Management Ireland Limited	March 28, 2019	150	28.26	BUY	BUY
BlackRock Asset Management Ireland Limited	March 29, 2019	6	28.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 29, 2019	-4,294	28.42	SELL	SELL
BlackRock Investment Management (UK) Limited	March 29, 2019	-3,764	28.42	SELL	SELL
BlackRock Fund Advisors	March 29, 2019	-19,900	28.42	SELL	ETF Redeem
BlackRock Fund Advisors	March 29, 2019	1,412	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 29, 2019	495	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 29, 2019	157	28.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 29, 2019	-22,592	28.42	SELL	SELL
BlackRock Fund Advisors	March 29, 2019	-168	28.42	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 29, 2019	-393	28.34	SELL	SELL
BlackRock Institutional Trust Company, National Association	March 29, 2019	8,205	28.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	March 29, 2019	-2,022	28.33	SELL	SELL
BlackRock Fund Advisors	March 29, 2019	-2,112	28.42	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 29, 2019	-491	28.33	SELL	SELL
BlackRock Fund Advisors	March 29, 2019	1,059	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 29, 2019	-982	28.42	SELL	ETF Redeem
BlackRock Fund Advisors	March 29, 2019	1,473	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 29, 2019	1,059	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 29, 2019	495	28.42	BUY	ETF Create
BlackRock Fund Advisors	March 29, 2019	138	28.42	BUY	ETF Create

BlackRock Fund Advisors	March 29, 2019	-264	28.42	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 29, 2019	10,556	28.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 1, 2019	-335	28.32	SELL	SELL
BlackRock Asset Management Ireland Limited	April 1, 2019	-228	28.35	SELL	SELL
BlackRock Fund Advisors	April 1, 2019	495	28.35	BUY	ETF Create
BlackRock Fund Advisors	April 1, 2019	1,412	28.35	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 1, 2019	-598	28.30	SELL	SELL
BlackRock Fund Advisors	April 1, 2019	201	28.35	BUY	ETF Create
BlackRock Advisors, LLC	April 1, 2019	717	28.25	BUY	BUY
BlackRock Fund Advisors	April 1, 2019	1,990	28.35	BUY	ETF Create
BlackRock Fund Advisors	April 1, 2019	995	28.35	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 2, 2019	69,200	27.99	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 2, 2019	42,161	27.99	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 2, 2019	180	27.99	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 2, 2019	-174	27.96	SELL	SELL
BlackRock Asset Management Ireland Limited	April 2, 2019	510	27.99	BUY	BUY
BlackRock Fund Advisors	April 2, 2019	706	27.99	BUY	ETF Create
BlackRock Fund Advisors	April 2, 2019	360	27.99	BUY	ETF Create
BlackRock Fund Advisors	April 2, 2019	492	27.99	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 2, 2019	-191	28.00	SELL	SELL
BlackRock Fund Advisors	April 2, 2019	995	27.99	BUY	ETF Create
BlackRock Fund Advisors	April 2, 2019	1,990	27.99	BUY	ETF Create
BlackRock Fund Advisors	April 2, 2019	-2,455	27.99	SELL	ETF Redeem
BlackRock Asset Management Canada Limited	April 2, 2019	120	27.99	BUY	ETF Create
BlackRock Fund Advisors	April 2, 2019	335	27.99	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 2, 2019	-1,116	27.99	SELL	SELL
BlackRock Advisors, LLC	April 2, 2019	827	27.99	BUY	BUY
BlackRock Fund Advisors	April 2, 2019	1,964	27.99	BUY	ETF Create
BlackRock Fund Advisors	April 2, 2019	-66	27.99	SELL	ETF Redeem
BlackRock Fund Advisors	April 2, 2019	201	27.99	BUY	ETF Create
BlackRock Asset Management Canada Limited	April 2, 2019	120	27.99	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 3, 2019	-111,361	28.58	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 3, 2019	120	29.30	BUY	ETF Create
BlackRock Fund Advisors	April 3, 2019	982	29.30	BUY	ETF Create
BlackRock Fund Advisors	April 3, 2019	230	29.30	BUY	ETF Create
BlackRock Fund Advisors	April 3, 2019	1,990	29.30	BUY	ETF Create
BlackRock Fund Advisors	April 3, 2019	-256	29.30	SELL	ETF Redeem
BlackRock Fund Advisors	April 3, 2019	-462	29.30	SELL	ETF Redeem

BlackRock Fund Advisors	April 3, 2019	995	29.30	BUY	ETF Create
BlackRock Fund Advisors	April 3, 2019	335	29.30	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 3, 2019	-193	28.81	SELL	SELL
BlackRock Fund Advisors	April 3, 2019	995	29.30	BUY	ETF Create
BlackRock Fund Advisors	April 3, 2019	495	29.30	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 3, 2019	102	29.30	BUY	BUY
BlackRock Asset Management Ireland Limited	April 4, 2019	13	29.48	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 4, 2019	-120	29.48	SELL	SELL
BlackRock Fund Advisors	April 4, 2019	736	29.48	BUY	ETF Create
BlackRock Fund Advisors	April 4, 2019	-330	29.48	SELL	ETF Redeem
BlackRock Fund Advisors	April 4, 2019	-670	29.48	SELL	ETF Redeem
BlackRock Fund Advisors	April 4, 2019	1,059	29.48	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 4, 2019	-882	29.46	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 4, 2019	-154	29.42	SELL	SELL
BlackRock Fund Advisors	April 4, 2019	1,990	29.48	BUY	ETF Create
BlackRock Fund Advisors	April 4, 2019	-1,990	29.48	SELL	ETF Redeem
BlackRock Fund Advisors	April 4, 2019	-330	29.48	SELL	ETF Redeem
BlackRock Fund Advisors	April 4, 2019	1,180	29.48	BUY	ETF Create
BlackRock Fund Advisors	April 5, 2019	17	29.37	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 5, 2019	-259	29.39	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 5, 2019	-2,658	29.36	SELL	SELL
BlackRock Fund Advisors	April 5, 2019	-335	29.37	SELL	ETF Redeem
BlackRock Fund Advisors	April 5, 2019	-335	29.37	SELL	ETF Redeem
BlackRock Fund Advisors	April 5, 2019	353	29.37	BUY	ETF Create
BlackRock Fund Advisors	April 5, 2019	-1,005	29.37	SELL	ETF Redeem
BlackRock Fund Advisors	April 5, 2019	-201	29.37	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 5, 2019	-556	29.34	SELL	SELL
BlackRock Fund Advisors	April 5, 2019	10,311	29.37	BUY	ETF Create
BlackRock Fund Advisors	April 5, 2019	-335	29.37	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 5, 2019	-783	29.36	SELL	SELL
BlackRock Fund Advisors	April 5, 2019	1,059	29.37	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 5, 2019	-1,021	29.34	SELL	SELL
BlackRock Fund Advisors	April 5, 2019	-982	29.37	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 5, 2019	1,119	29.37	BUY	BUY

BlackRock Asset Management Ireland Limited	April 5, 2019	-79	29.37	SELL	SELL
BlackRock Asset Management Ireland Limited	April 5, 2019	68	29.37	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 5, 2019	-1,069	29.34	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 8, 2019	154	29.49	BUY	BUY
BlackRock Financial Management, Inc.	April 8, 2019	724	29.49	BUY	ETF Create
BlackRock Fund Advisors	April 8, 2019	-69	29.49	SELL	SELL
BlackRock Asset Management Ireland Limited	April 8, 2019	-1,492	29.49	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 8, 2019	-1,218	29.41	SELL	SELL
BlackRock Asset Management Canada Limited	April 8, 2019	-240	29.49	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 8, 2019	-1,024	29.47	SELL	SELL
BlackRock Fund Advisors	April 8, 2019	670	29.49	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 8, 2019	-604	29.43	SELL	SELL
BlackRock Fund Advisors	April 8, 2019	1,964	29.49	BUY	ETF Create
BlackRock Fund Advisors	April 8, 2019	990	29.49	BUY	ETF Create
BlackRock Fund Advisors	April 8, 2019	1,765	29.49	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 8, 2019	-2,711	29.43	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 8, 2019	-688	29.47	SELL	SELL
BlackRock Fund Advisors	April 8, 2019	-2,475	29.49	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 9, 2019	-484	29.47	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 9, 2019	-1,388	29.47	SELL	SELL
BlackRock Asset Management Ireland Limited	April 9, 2019	421	29.45	BUY	BUY
BlackRock Fund Advisors	April 9, 2019	1,485	29.45	BUY	ETF Create
BlackRock Investment Management, LLC	April 9, 2019	-1,700	29.45	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 9, 2019	3,777	29.53	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 9, 2019	-2,419	29.47	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 9, 2019	-406	29.55	SELL	SELL
BlackRock International Limited	April 9, 2019	-4,155	29.45	SELL	SELL
BlackRock Fund Advisors	April 9, 2019	552	29.45	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 9, 2019	-1,514	29.50	SELL	SELL
BlackRock Fund Advisors	April 9, 2019	184	29.45	BUY	ETF Create
BlackRock Fund Advisors	April 9, 2019	-825	29.45	SELL	ETF Redeem
BlackRock Fund Advisors	April 9, 2019	1,412	29.45	BUY	ETF Create
BlackRock Fund Advisors	April 9, 2019	1,792	29.45	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 10, 2019	-2,944	30.99	SELL	SELL
BlackRock Fund Advisors	April 10, 2019	5,694	31.13	BUY	BUY

BlackRock Fund Advisors	April 10, 2019	995	31.13	BUY	ETF Create
BlackRock Fund Advisors	April 10, 2019	353	31.13	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 10, 2019	419	31.13	BUY	BUY
BlackRock Fund Advisors	April 10, 2019	-335	31.13	SELL	ETF Redeem
BlackRock Fund Advisors	April 10, 2019	-335	31.13	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 10, 2019	-419	31.13	SELL	SELL
BlackRock (Luxembourg) S.A.	April 10, 2019	-2,367	29.46	SELL	SELL
BlackRock Fund Advisors	April 10, 2019	706	31.13	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 10, 2019	-357	31.09	SELL	SELL
BlackRock Fund Advisors	April 10, 2019	-2,946	31.13	SELL	ETF Redeem
BlackRock Fund Advisors	April 10, 2019	-3,437	31.13	SELL	ETF Redeem
BlackRock Fund Advisors	April 10, 2019	38	31.13	BUY	ETF Create
BlackRock Fund Advisors	April 10, 2019	-132	31.13	SELL	ETF Redeem
BlackRock Fund Advisors	April 10, 2019	995	31.13	BUY	ETF Create
BlackRock Fund Advisors	April 10, 2019	-410	31.13	SELL	ETF Redeem
BlackRock Fund Advisors	April 10, 2019	495	31.13	BUY	ETF Create
BlackRock Fund Advisors	April 10, 2019	201	31.13	BUY	ETF Create
BlackRock Asset Management Canada Limited	April 10, 2019	120	31.13	BUY	ETF Create
BlackRock Fund Advisors	April 10, 2019	706	31.13	BUY	ETF Create
BlackRock Fund Advisors	April 10, 2019	-275	31.13	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 11, 2019	3,262	30.78	BUY	ETF Create
BlackRock Asset Management Canada Limited	April 11, 2019	120	30.78	BUY	ETF Create
BlackRock Fund Advisors	April 11, 2019	-275	30.78	SELL	ETF Redeem
BlackRock Fund Advisors	April 11, 2019	1,765	30.78	BUY	ETF Create
BlackRock Fund Advisors	April 11, 2019	-67	30.78	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 11, 2019	-869	30.82	SELL	SELL
BlackRock Fund Advisors	April 11, 2019	706	30.78	BUY	ETF Create
BlackRock Asset Management Canada Limited	April 11, 2019	120	30.78	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 11, 2019	-388	30.85	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 11, 2019	-516	30.82	SELL	SELL
BlackRock Fund Advisors	April 11, 2019	83	30.99	BUY	BUY
BlackRock Asset Management Ireland Limited	April 11, 2019	-51	30.78	SELL	SELL
BlackRock Fund Advisors	April 11, 2019	-491	30.78	SELL	ETF Redeem
BlackRock Fund Advisors	April 11, 2019	-1,012	30.78	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 11, 2019	-2,493	30.85	SELL	SELL

BlackRock Institutional Trust Company, National Association	April 12, 2019	-789	30.78	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 12, 2019	-2,090	30.78	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 12, 2019	-1,431	30.79	SELL	SELL
BlackRock Fund Advisors	April 12, 2019	1,765	30.83	BUY	ETF Create
BlackRock Fund Advisors	April 12, 2019	138	30.83	BUY	ETF Create
BlackRock Fund Advisors	April 12, 2019	437	30.83	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 12, 2019	-3,225	30.83	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 12, 2019	-245	30.81	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 12, 2019	-6,650	30.78	SELL	SELL
BlackRock Fund Advisors	April 12, 2019	-1,066	30.83	SELL	ETF Redeem
BlackRock Fund Advisors	April 12, 2019	1,412	30.83	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 12, 2019	-1,371	30.79	SELL	SELL
BlackRock Fund Advisors	April 12, 2019	201	30.83	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 12, 2019	419	30.83	BUY	BUY
BlackRock Asset Management Ireland Limited	April 15, 2019	13	31.67	BUY	BUY
BlackRock Fund Advisors	April 15, 2019	2,471	31.67	BUY	ETF Create
BlackRock Fund Advisors	April 15, 2019	1,012	31.67	BUY	ETF Create
BlackRock Fund Advisors	April 15, 2019	1,412	31.67	BUY	ETF Create
BlackRock Fund Advisors	April 15, 2019	-1,012	31.67	SELL	ETF Redeem
BlackRock Fund Advisors	April 15, 2019	-18,003	31.67	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 15, 2019	-79	31.67	SELL	SELL
BlackRock Fund Advisors	April 15, 2019	495	31.67	BUY	ETF Create
BlackRock Investment Management (UK) Limited	April 15, 2019	-873	31.67	SELL	ETF Redeem
BlackRock Investment Management (UK) Limited	April 15, 2019	873	31.67	BUY	ETF Create
BlackRock Fund Advisors	April 15, 2019	-164	31.67	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 15, 2019	-171	31.67	SELL	SELL
BlackRock Investment Management, LLC	April 15, 2019	-590	31.67	SELL	SELL
BlackRock Advisors, LLC	April 15, 2019	1,029	31.67	BUY	BUY
BlackRock Fund Advisors	April 15, 2019	-1,473	31.67	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 16, 2019	13	31.95	BUY	BUY
BlackRock Fund Advisors	April 16, 2019	335	31.95	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 16, 2019	-1,598	31.88	SELL	SELL
BlackRock Fund Advisors	April 16, 2019	353	31.95	BUY	ETF Create
BlackRock Fund Advisors	April 16, 2019	-1,765	31.95	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 16, 2019	418	31.95	BUY	BUY
BlackRock Fund Advisors	April 16, 2019	-128	31.95	SELL	ETF Redeem

BlackRock Fund Advisors	April 16, 2019	-66	31.95	SELL	ETF Redeem
BlackRock Fund Advisors	April 16, 2019	201	31.95	BUY	ETF Create
BlackRock Fund Advisors	April 16, 2019	2,946	31.95	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 16, 2019	-594	31.83	SELL	SELL
BlackRock Fund Advisors	April 16, 2019	115	31.95	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 16, 2019	-141	31.83	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 16, 2019	-468	31.88	SELL	SELL
BlackRock Fund Advisors	April 16, 2019	460	31.95	BUY	ETF Create
BlackRock Fund Advisors	April 16, 2019	-706	31.95	SELL	ETF Redeem
BlackRock Fund Advisors	April 16, 2019	1,012	31.95	BUY	ETF Create
BlackRock Fund Advisors	April 16, 2019	706	31.95	BUY	ETF Create
BlackRock Fund Advisors	April 16, 2019	-8,825	31.95	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	April 17, 2019	6,520	31.75	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 17, 2019	28	31.75	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 17, 2019	2,138	31.77	BUY	BUY
BlackRock Fund Advisors	April 17, 2019	-706	31.75	SELL	ETF Redeem
BlackRock Fund Advisors	April 17, 2019	-1,412	31.75	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 17, 2019	-624	31.77	SELL	SELL
BlackRock Fund Advisors	April 17, 2019	-1,964	31.75	SELL	ETF Redeem
BlackRock Fund Advisors	April 17, 2019	268	31.75	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 17, 2019	-171	31.75	SELL	SELL
BlackRock Fund Advisors	April 18, 2019	-1,012	31.71	SELL	ETF Redeem
BlackRock Fund Advisors	April 18, 2019	495	31.71	BUY	ETF Create
BlackRock Fund Advisors	April 18, 2019	-2,304	31.71	SELL	ETF Redeem
BlackRock Fund Advisors	April 18, 2019	-1,925	31.71	SELL	ETF Redeem
BlackRock Fund Advisors	April 18, 2019	-5,892	31.71	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 22, 2019	868	31.62	BUY	BUY
BlackRock Fund Advisors	April 22, 2019	5,892	31.67	BUY	ETF Create
BlackRock Fund Advisors	April 22, 2019	1,765	31.67	BUY	ETF Create
BlackRock Fund Advisors	April 22, 2019	503	31.49	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 22, 2019	1,374	31.67	BUY	BUY
BlackRock Advisors (UK) Limited	April 23, 2019	-6,520	31.47	SELL	SELL
BlackRock Fund Advisors	April 23, 2019	1,765	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	-820	31.61	SELL	ETF Redeem

BlackRock Fund Advisors	April 23, 2019	201	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	-495	31.61	SELL	ETF Redeem
BlackRock Fund Advisors	April 23, 2019	706	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	1,765	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	1,765	31.61	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 23, 2019	-1,375	31.61	SELL	SELL
BlackRock Fund Advisors	April 23, 2019	201	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	460	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	2,455	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	-335	31.61	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	April 23, 2019	-373	31.61	SELL	SELL
BlackRock Fund Advisors	April 23, 2019	1,964	31.61	BUY	ETF Create
BlackRock Fund Advisors	April 23, 2019	1,059	31.61	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 24, 2019	-5,400	31.73	SELL	ETF Redeem
BlackRock Fund Advisors	April 24, 2019	115	31.73	BUY	ETF Create
BlackRock Fund Advisors	April 24, 2019	-128	31.73	SELL	ETF Redeem
BlackRock Fund Advisors	April 24, 2019	2,028	31.73	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 24, 2019	170	31.73	BUY	BUY
BlackRock Asset Management Ireland Limited	April 24, 2019	170	31.73	BUY	BUY
BlackRock Asset Management Ireland Limited	April 24, 2019	374	31.73	BUY	BUY
BlackRock Fund Advisors	April 24, 2019	1,059	31.73	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 24, 2019	204	31.73	BUY	BUY
BlackRock Asset Management Ireland Limited	April 24, 2019	-374	31.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	April 25, 2019	-3,606	30.72	SELL	SELL
BlackRock Fund Advisors	April 25, 2019	-603	30.60	SELL	ETF Redeem
BlackRock Fund Advisors	April 25, 2019	2,028	30.60	BUY	ETF Create
BlackRock Fund Advisors	April 25, 2019	1,765	30.60	BUY	ETF Create
BlackRock Investment Management, LLC	April 25, 2019	-686	30.60	SELL	SELL
BlackRock Fund Advisors	April 25, 2019	4,236	30.60	BUY	ETF Create
BlackRock Asset Management Canada Limited	April 26, 2019	240	32.04	BUY	ETF Create
BlackRock Fund Advisors	April 26, 2019	495	32.04	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 26, 2019	-685	32.04	SELL	SELL
BlackRock Asset Management Ireland Limited	April 26, 2019	-79	32.04	SELL	SELL
BlackRock Asset Management Ireland Limited	April 26, 2019	217	32.04	BUY	BUY
BlackRock Fund Advisors	April 26, 2019	181	32.04	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 26, 2019	748	32.04	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 26, 2019	-3,087	31.85	SELL	SELL
BlackRock Fund Advisors	April 26, 2019	3,928	32.04	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 26, 2019	279	32.04	BUY	BUY
BlackRock Fund Advisors	April 26, 2019	1,412	32.04	BUY	ETF Create
BlackRock Fund Advisors	April 26, 2019	1,412	32.04	BUY	ETF Create

BlackRock Asset Management Ireland Limited	April 29, 2019	6	30.71	BUY	BUY
BlackRock Fund Advisors	April 29, 2019	353	30.71	BUY	ETF Create
BlackRock Fund Advisors	April 29, 2019	1,049	31.10	BUY	BUY
BlackRock Fund Advisors	April 29, 2019	1,765	30.71	BUY	ETF Create
BlackRock Fund Advisors	April 29, 2019	-670	30.71	SELL	ETF Redeem
BlackRock Fund Advisors	April 29, 2019	125	30.95	BUY	BUY
BlackRock Fund Advisors	April 29, 2019	-640	30.71	SELL	ETF Redeem
BlackRock Asset Management Canada Limited	April 30, 2019	120	31.29	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	April 30, 2019	1,377	31.29	BUY	BUY
BlackRock Institutional Trust Company, National Association	April 30, 2019	650	31.28	BUY	BUY
BlackRock Fund Advisors	April 30, 2019	222	31.12	BUY	BUY
BlackRock Asset Management Canada Limited	April 30, 2019	-128	31.29	SELL	SELL
BlackRock Fund Advisors	April 30, 2019	496	31.29	BUY	ETF Create
BlackRock Asset Management Ireland Limited	April 30, 2019	420	31.29	BUY	BUY
BlackRock Fund Advisors	April 30, 2019	1,059	31.29	BUY	ETF Create
BlackRock Fund Advisors	April 30, 2019	353	31.29	BUY	ETF Create
BlackRock Fund Advisors	April 30, 2019	1,765	31.29	BUY	ETF Create
BlackRock Fund Advisors	April 30, 2019	-198	31.29	SELL	ETF Redeem
BlackRock Fund Advisors	April 30, 2019	9,346	31.21	BUY	BUY
BlackRock Advisors, LLC	April 30, 2019	-932	31.29	SELL	SELL
BlackRock Fund Advisors	April 30, 2019	2,118	31.29	BUY	ETF Create
BlackRock Fund Advisors	April 30, 2019	3,200	31.29	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	17	31.12	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	-1,017	31.12	SELL	ETF Redeem
BlackRock Fund Advisors	May 1, 2019	2,946	31.12	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	161	31.12	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	357	31.12	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	-132	31.12	SELL	ETF Redeem
BlackRock Fund Advisors	May 1, 2019	460	31.12	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	May 1, 2019	942	31.13	BUY	BUY
BlackRock Fund Advisors	May 1, 2019	-256	31.12	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	May 1, 2019	627	31.12	BUY	BUY
BlackRock Fund Advisors	May 1, 2019	496	31.12	BUY	ETF Create
BlackRock Advisors, LLC	May 1, 2019	48	31.11	BUY	BUY
BlackRock Fund Advisors	May 1, 2019	246	31.12	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	992	31.12	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2019	982	31.12	BUY	ETF Create
BlackRock Asset Management Ireland Limited	May 1, 2019	186	31.12	BUY	BUY
BlackRock Fund Advisors	May 1, 2019	-491	31.12	SELL	ETF Redeem

BlackRock Fund Advisors	May 2, 2019	-134	31.01	SELL	ETF Redeem
BlackRock Fund Advisors	May 2, 2019	353	31.01	BUY	ETF Create
BlackRock Fund Advisors	May 2, 2019	-1,017	31.01	SELL	ETF Redeem
BlackRock Fund Advisors	May 2, 2019	-2,034	31.01	SELL	ETF Redeem
BlackRock Fund Advisors	May 2, 2019	-2,034	31.01	SELL	ETF Redeem
BlackRock Fund Advisors	May 2, 2019	-198	31.01	SELL	ETF Redeem
BlackRock Asset Management Ireland Limited	May 2, 2019	-79	31.01	SELL	SELL
BlackRock Fund Advisors	May 2, 2019	992	31.01	BUY	ETF Create
BlackRock Fund Advisors	May 3, 2019	2,034	31.24	BUY	ETF Create
BlackRock Investment Management, LLC	May 3, 2019	-486	31.24	SELL	SELL
BlackRock Institutional Trust Company, National Association	May 3, 2019	633	31.24	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 3, 2019	-5,896	31.16	SELL	SELL
BlackRock Fund Advisors	May 3, 2019	1,765	31.24	BUY	ETF Create
BlackRock Fund Advisors	May 3, 2019	-2,034	31.24	SELL	ETF Redeem
BlackRock Fund Advisors	May 3, 2019	6,969	31.24	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 6, 2019	688	30.90	BUY	BUY
BlackRock Fund Advisors	May 6, 2019	-896	31.02	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	May 6, 2019	195	30.98	BUY	BUY
BlackRock Fund Advisors	May 6, 2019	-268	31.02	SELL	ETF Redeem
BlackRock Fund Advisors	May 6, 2019	-512	31.02	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	May 6, 2019	30	31.02	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 6, 2019	273	30.97	BUY	BUY
BlackRock Fund Advisors	May 6, 2019	210	31.02	BUY	BUY
BlackRock Fund Advisors	May 6, 2019	-2,034	31.02	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	May 7, 2019	819	30.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	235	30.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	796	30.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	978	30.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	8,507	30.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	24,055	30.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	377	30.52	BUY	BUY

BlackRock Institutional Trust Company, National Association	May 7, 2019	177	30.67	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	123	30.52	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	81	30.67	BUY	BUY
BlackRock Institutional Trust Company, National Association	May 7, 2019	2,421	30.64	BUY	BUY
BlackRock Fund Advisors	May 8, 2019	-222	33.10	SELL	SELL
BlackRock Fund Advisors	May 8, 2019	-3,167	33.07	SELL	SELL
BlackRock Institutional Trust Company, National Association	May 9, 2019	-688	32.91	SELL	ETF Redeem
BlackRock Fund Advisors	May 10, 2019	-4,964	32.79	SELL	SELL
BlackRock Advisors, LLC	May 10, 2019	-61	32.78	SELL	SELL
BlackRock Institutional Trust Company, National Association	May 13, 2019	-1,312	32.92	SELL	SELL